ZAB RESOURCES INC.

(Formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2006 and 2005

Index

Page

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to Financial Statements

5-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ZAB RESOURCES INC. (Formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

We have audited the balance sheets of Zab Resources Inc. (formerly Bronx Ventures Inc.) (an Exploration Stage Company) as at December 31, 2006 and 2005 and the statements of operations and deficit, and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 14.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 23, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated March 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

As discussed in note 5 to the financial statements, an error resulting in an overstatement of previously reported net loss for the year ended December 31, 2004 was discovered during the 2005 year.  Accordingly, the 2004 financial statements have been restated and an adjustment has been made to retained earnings as of January 1, 2005 to correct the error.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 23, 2007

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Canadian Dollars)

	2006	2005

Assets
Current
Cash and term deposits	$57,144	$174,892
Marketable securities (note 6)	1,575,498	301,095
Accounts receivable	1,436	15,358
Receivable from related parties (note 11)	5,196	61,098
Cash held on behalf of related party (note 11)	0	1,218

Total Current Assets
Mineral Properties (note 9)	318,520	291,339
Reclamation Deposit	10,000	3,000
Furniture and Equipment (note 8)	3,671	4,492

Total Assets	$1,971,465	$852,492

Liabilities
Current
Accounts payable and accruals	$73,117	$23,628
Payable to related parties (note 11)	22,567	8,509
Cash held on behalf of related party (note 11)	0	1,218

Total Liabilities	95,684	33,355

Shareholders’ Equity
Capital Stock (note 10)	22,769,784	22,680,846
Contributed Surplus (note 10)	213,850	213,850
Deficit	(21,107,853)	(22,075,559)

Total Shareholders’ Equity	1,875,781	819,137

Total Liabilities and Shareholders’ Equity	$1,971,465	$852,492

Commitments and Subsequent Events (notes 15 and 16)

On behalf of the Board:

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“J.W. Murton”

.....................................................................  Director

J.W. Murton

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Statements of Operations and Deficit

Years Ended December 31

(Canadian Dollars)

	2006	2005	2004
			(note 5)

Revenues	$219,160	$484,804	$292,372
Expenses
Management fees (note 11)	360,000	300,000	240,000
Legal, accounting and audit	70,953	30,563	83,632
Salaries and benefits	67,817	49,717	153,354
Directors’ fees	30,012	15,006	0
Office and miscellaneous	10,407	13,024	17,861
Regulatory and transfer fees	7,766	20,696	8,213
Telephone	6,382	6,026	2,885
Rent	6,000	6,000	6,032
Finance, interest and foreign exchange	2,166	16,106	6,305
Mineral license fees	2,139	2,212	2,212
Travel, meals and entertainment	1,746	2,264	190
Shareholder communication	4,409	1,069	5,054
Amortization	820	5,406	3,180
	570,617	468,089	528,918
Income (Loss) Before Other Items	(351,457)	16,715	(236,546)
Other Items
Interest income	496	1,225	1,002
Write-down of marketable securities	(1,058,892)	0	0
Write-down of investment in Inter-Café
Project (note 7)	0	0	(90,000)
Write-down of mineral property (note 9)	(4,857)	0	0
Gain (loss) on sale of securities, net	(64,846)	105,786	69,386
Sale of three card games software
(note 11(e))	2,401,200	0	0
	1,273,101	107,011	(19,612)
Income (Loss) Before Income Tax	921,644	123,726	(256,158)
Future Income Tax Recovery on Expenditures Renouncement (note 13)	46,062	56,992	0
Net Income (Loss) for Year
Deficit, Beginning of Year (notes 3(i) and 5)	(22,075,559)	(22,256,277)	(22,000,119)

Deficit, End of Year (notes 3(i) and 5)	$(21,107,853)	$(22,075,559)	$(22,256,277)
Basic Earnings (Loss) Per Common Share	$ 0.05	$ 0.01	$ (0.01)
Diluted Earnings Per Share	$ 0.05	$ 0.01	N/A
Weighted Average Number of Common
Shares Outstanding	19,241,150	17,097,200	16,113,450

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2006	2005	2004
			(note 5)
Operating Activities
Net income (loss)	$967,706	$180,718	$(256,158)
Items not involving cash
Amortization	820	5,406	3,180
Stock-based compensation	0	0	146,268
Write-down of marketable securities	1,058,892	0	0
Write-down of investment in Inter-Café
Project (note 7)	0	0	90,000
Loss (gain) on sale of securities	64,846	(105,786)	(69,386)
Write-off of mineral properties	4,857	0	0
Sale of three card games software	(2,401,200)	0	0
Future income tax recovery	(46,062)	(56,992)	0

	(350,141)	23,346	(86,096)
Changes in non-cash working capital (note 12)	133,371	179,818	(333,817)

Cash Provided by (Used in) Operating Activities	(216,770)	203,164	(419,913)

Financing Activity
Issue of shares, net of issue costs	135,000	75,000	200,000

Investing Activities
Proceeds on sale of marketable securities	93,059	152,217	1,809,475
Purchase of interest in long-term investment	0	0	(65,000)
Investment in mineral property	(32,037)	(259,407)	(31,932)
Reclamation deposits	(7,000)	(3,000)	0
Purchase of marketable securities	(90,000)	(280,570)	(1,278,815)

Cash Provided by (Used in) Investing Activities	(35,978)	(390,760)	433,728

Inflow (Outflow) of Cash	(117,748)	(112,596)	213,815
Cash and Term Deposits, Beginning of Year	174,892	287,488	73,673

Cash and Term Deposits, End of Year	$57,144	$174,892	$287,488

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the exploration for the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues were derived from this investment.

On January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc. The Company then consolidated its capital stock on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock was increased to an unlimited number of common and preferred shares without par value.

Effective January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA.  The common shares of Bronx Ventures Inc. then commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

On March 19, 2007, the Company changed its name to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Apart from the last two fiscal years, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions of the determination of fair value of stock-based compensation expense, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)

Marketable securities

Marketable securities are carried at the lower of their cost and quoted market value at the balance sheet date.

(d)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the costs of these assets on a declining-balance basis as follows:

Furniture and equipment

-  20%

Computer equipment

-  30%

(f)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of the fair value can be made.  The carrying amount of the long-lived asset is increased by the same amount as the liability. No obligation has been recognized.

(g)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(i)

Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Stock-based compensation (Continued)

Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

As a result of this accounting policy, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

(j)

Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates.  Stock options and warrants that are anti-dilutive are not included in the calculation.

The effect of options and conversions of outstanding warrants was not reflected in loss per share for 2004 as the effect would have been anti-dilutive.

(k)

Flow-through common shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity.  The fair value of marketable securities approximate quoted market values, as disclosed in note 6.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits and cash held on behalf of a related party because the funds are held in a recognized financial institution.

(d)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to the adverse fluctuations in their market value and the possibility of being delisted from public trading.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

5.

GAIN ON SALE OF MARKETABLE SECURITIES RESTATEMENT

The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004.  The Company has restated the 2004 financial statements as follows:

Proceeds on Sale of Securities, net
As previously reported (before reclassification $1,591,501)	$1,540,517
As restated	$1,809,475

Gain (Loss) on Sale of Securities, net
As previously reported (before reclassification $7,067)	$(43,917)
As restated	$69,386

Net Loss
As previously reported	$369,461
As restated	$256,158

Deficit
As previously reported	$22,369,580
As restated	$22,256,277

Certain prior year figures have been reclassified to agree to current year’s presentation.

6.

MARKETABLE SECURITIES

	2006	2005

Marketable securities (market - $1,575,498; 2005 - $580,628)	$1,575,498	$301,095

The Company owns 7,866,006 shares (7.9%) of the total outstanding shares in the capital of Las Vegas, a publicly traded related party, as of December 31, 2006 (2005 - 1,393,506 shares, or 1.51%), 6,667,000 of these shares were acquired through the sale of the three card game software (note 11(e)). The market value was determined based on the closing trading price at December 31, 2006 and 2005.

The Company owns 2,500,000 shares (9.3%) of the total outstanding shares in the capital stock of Colt Capital Inc. (“Colt”), a related party, as of December 31, 2006 (2005 - 1,000,000 shares, or 36.8%). The carrying value is at cost as the market value is indeterminable, as the shares were not trading at December 31, 2006.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

7.

INVESTMENT IN INTER-CAFÉ PROJECT

During 2003, the Company made a down payment of $25,000 on an investment in the “Inter-Café Project”, a business development concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment.  The agreement with Interfranchise Inc. required an additional payment of $65,000 to acquire a 10% interest in the Inter-Café Project.  During 2004, the Company paid the remaining $65,000 for a total investment of $90,000 in the Inter-Café Project in 2004.  In 2004, the Company wrote off this investment since recovery of the investment became doubtful.

8.

FURNITURE AND EQUIPMENT

	2006
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,823	$3,671

	2005
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,002	$4,492

9.

MINERAL PROPERTIES

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1.5% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

On September 12, 2006, the Company and the Optionor amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Optionor and incur the remaining exploration expenditures on the Extra High Property.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

9.

MINERAL PROPERTIES (Continued)

On September 8, 2006, the Company entered into an Option Agreement with Colt, a related company, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1.5% net smelter returns royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007. On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt has been granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company. Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

Investment in the Extra High Property consists of costs incurred as follows:

				Cumulative to
	December 31,			December 31,
	2004	2005	2006	2006

Acquisition (property option payments)	$15,000	$30,000	$45,000	$90,000
Staking	3,639	0	0	3,639
Assessment and miscellaneous	895	5,113	4,303	10,310
Geological, geochemical, trenching and drilling	12,398	224,294	36,770	273,463
Colt Capital Corp. property option payment	0	0	(65,000)	(65,000)
Total	$31,932	$259,407	$21,073	$312,412

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,974 and spent $2,134 in exploration related expenses for a total of $6,108.

Whiteman Property

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At year-end, this amount was written off as the Company decided to abandon the property.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)

Issued

	Number of
	Common		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2004	17,035,550	22,662,838	213,850
Income tax effect on flow-through
share renouncement	0	(56,992)	0
Private placement	1,875,000	75,000	0

Balance, December 31, 2005	18,910,550	22,680,846	213,850
Exercise of flow-through warrants	1,875,000	75,000	0
Income tax effect on flow-through
share renouncement	0	(46,062)	0
Private placement	1,200,000	60,000	0

Balance, December 31, 2006	21,985,550	$22,769,784	$213,850

All common shares and per share amounts have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 and, the 35:1 share consolidation, which took effect on January 17, 2005 (note 1).

During 2006, the Company entered into Private Placement Flow-Through Financing Agreements with two individuals, one of which is a director of the Company, for the purchase of 1,200,000 flow-through share units at the purchase price of $0.05 per unit.  Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share for a period of twelve months.  All common shares and non-transferable warrants pursuant to this private placement financing have been issued.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds to the Company of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of twelve months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 for total proceeds to the Company of $75,000.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on March 10, 2004 for the purchase of 1,428,550 flow-through share units at the purchase price of $0.07 per unit, for total proceeds to the company of $100,000.  Each unit consisted of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the ITA and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.105 per flow-through warrant share for a period of twelve months, and thereafter at a price of $0.14 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares”) of the Company at a price of $0.14 per non-flow-through warrant share for a further six months.  All common shares and non-transferable warrants of the Company pursuant to this private placement financing have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003.  Subsequent to the year ended December 31, 2004, the renounced expenses were reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused exploration expenses were renounced by the Company during the year ended December 31, 2005.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 1,428,550 units of the securities of the Company at the price of $0.07 per unit for total proceeds to the Company of $100,000.  Each unit consisted of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant was exercisable at the price of $0.105 per common share, if exercised during the first year, and at the price of $0.14 per common share, if exercised during the second year.  The warrants expired on July 20, 2006.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(c)

Warrants

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2006 and 2005:

	Number	Exercise
	of Shares	Price

Balance, December 31, 2004	4,071,400	$ 0.105 to $ 0.14
Issued	1,875,000	$ 0.04
Expired	(1,214,300)	$ 0.105 to $ 0.14

Balance, December 31, 2005	4,732,100	$ 0.04 to $ 0.14
Issued	1,200,000	$ 0.05
Exercised	(1,875,000)	$ 0.04
Expired	(2,857,100)	$ 0.14

Balance, December 31, 2006	1,200,000	$ 0.05

At December 31, 2006 and 2005, the following were outstanding and exercisable.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2006	2005

March 10, 2006	$ 0.14	0	1,428,550
July 20, 2006	$ 0.14	0	1,428,550
December 30, 2006	$ 0.04	0	1,875,000
December 31, 2007	$ 0.05	1,200,000	0

Balance, end of year		1,200,000	4,732,100

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s 2002 and 2003 Stock Option Plans, reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

During 2005, no stock options were granted and 1,214,300 options expired.

During 2006, no stock options were granted or outstanding.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2006 and 2005.

	Number	Exercise
	of Shares	Price

Balance, December 31, 2004	1,398,500	US $ 0.105 to Cdn $ 1.58
Expired	(1,398,500)	US $ 0.105 to Cdn $ 1.58

Balance, December 31, 2005 and 2006		N/A

As at December 31, 2006, there are no stock options outstanding or exercisable.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted to employees, and accordingly, compensation expense of $Nil (2005 - $Nil; 2004 - $131,200) was recognized as salaries expense, and $Nil (2005 - $Nil; 2004 - $15,068) was recognized as consulting expense in 2006.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2006	2005	2004

Expected life (years)	N/A	N/A	1
Interest rate	N/A	N/A	3.00%
Volatility	N/A	N/A	239.39%
Dividend yield	N/A	N/A	0.00%

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

10.

CAPITAL STOCK (Continued)

(e)

Earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(j)):

	2006	2005	2004

Weighted average number of common shares
outstanding – Basic	19,241,150	17,097,200	16,113,450
Pro-rated dilutive warrants	22,000	27,700	N/A
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of common shares
outstanding – Diluted	19,263,150	17,124,900	16,113,450

11.

RELATED PARTY TRANSACTIONS

The Company shares office space and certain employees with Las Vegas, a company related by common management, officers and certain directors.

	2006	2005

Receivable from related parties
Receivable for payroll expenses charged to Las Vegas	$5,196	$19,293
Gaming revenue receivable from Las Vegas (note 3(h))	0	41,805

	$51,96	$61,098

Payable to related parties
Payable for rent charged from Las Vegas	$(530)	$(535)
Director’s fees payable to a director	(21,560)	(5,004)
Geological services payable to a company owned by a director	(477)	(2,970)

	$(22,567)	$(8,509)

Cash held on behalf of Las Vegas of $Nil (2005 - $1,218) is without interest and payable on demand.

Related party transactions during the year:

(a)

Geological services of $33,750 (2005 - $77,815; 2004 - $13,468) were provided by a company owned by a director.

(b)

Management fees of $360,000 (2005 - $300,000; 2004 - $240,000) were paid to a company related by common management and directors.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS (Continued)

(c)

The Company received revenue of $219,160 (2005 - $484,804; 2004 - $292,372) from Las Vegas from the Company’s investment in online gaming software.  These amounts are recorded as reported by Las Vegas.

(d)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas, a related party, at a price of $0.20 per unit.  Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant.  One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months.  The Company may either increase or decrease its investment in Las Vegas in the future. In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

(e)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, are restricted from trading until May 1, 2007.  The carrying value of these shares is at their quoted market value of $1,300,650.

(f)

Directors’ fees of $30,012 (2005 - $15,006; 2004 - $) were paid to two directors.

(g)

During 2005, the Company entered into a Private Placement Financing Agreement with Colt, a related by company.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. The carrying value is at cost as the market value is indeterminable, as the shares were not trading at December 31, 2006.

(h)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt, a related company, whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000. The carrying value is at cost as the market value is indeterminable, as the shares were not trading at December 31, 2006.

(i)

Paid to the Company

The Company charged Las Vegas for its share of:

(i)

payroll expenses of $322,629 (2005 - $205,608; 2004 - $185,450); and

(ii)

other expenses of $Nil (2005 - $1,455; 2004 - $14,139).

Paid to Las Vegas

Las Vegas charged the Company for its share of:

(iii)

rent of $6,000 (2005 - $6,000; 2004 - $6,032); and

(iv)

other expenses of $244 (2005 - $Nil; 2004 - $Nil).

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS (Continued)

(j)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt, a related company, (note 9).

12.

CHANGES IN NON-CASH WORKING CAPITAL

	2006	2005	2004

Accounts receivable	$13,922	$(15,358)	$0
Receivable from related parties	55,902	196,631	(257,729)
Payables and accruals	49,489	(762)	(11,859)
Payable to related parties	14,058	(693)	(64,229)

	$133,371	$179,818	$(333,817)

Supplementary information
Shares issued for settlement of debt	$0	$0	$3,424
Shares received for purchase of three card
game software	$2,401,200	$0	$0
Interest paid	$0	$13,337	$4,384

13.

INCOME TAXES

The Company has available approximate non-capital losses of $1,200,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire in 2010.  The benefit of these losses has not been recorded in these financial statements.

The Company has available approximate resource-related deductions of $2,753,395 that may be carried forward indefinitely.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

13.

INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005

Income tax benefit computed at Canadian statutory rates	$330,181	$64,372
Amortization in excess of capital cost allowance	280	1,926
Gain (loss) on sale of securities	22,125	(24,734)
Non-taxable gain on sale of capital	(409,764)	0
Share issuance and financing costs	(5,431)	(5,670)
Non-deductible stock-based compensation	0	0
Non-deductible write-down of investment	361,294	0
Non-deductible write-off of mineral properties	1,657	0
Non-deductible meals	298	0
Utilized (unrecognized) tax losses	(254,578)	21,098

Future income tax benefit	$46,062	$56,992

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Excess of undepreciated capital cost over net book
value of fixed assets	$220,657	$230,067
Excess of unused exploration expenditures for Canadian
tax purposes over net book value of resource properties	830,779	913,659
Net losses carried forward	1,471	726,764
Excess of tax value over book value of marketable
securities	383,463	18,315

	1,436,370	1,888,805
Valuation allowance for future income tax assets	(1,436,370)	(1,888,805)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will more likely than not will not be realized and consequently have not been recorded in these financial statements.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES

(a)

Recent US accounting pronouncements

(i)

In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

(ii)

In May 2005, the FASB issued SFAS No. 159, “Accounting Changes and Error Corrections” (“SFAS No. 159”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact on the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(a)

Recent US accounting pronouncements (Continued)

(iv)

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”.  SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s financial statements.  Stock-based compensation expense recognized during the period is based on the value of the portion of the stock-based payment awards that are ultimately expected to vest during the period.   This pronouncement had no impact on the Company, as it accounts for all options and warrants using the fair value method, under Canadian GAAP.

(b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America ("US GAAP").

Under US GAAP, the accounting treatment would differ as follows:

(i)

Prior to the adoption of EITF 04-2, mineral property exploration and development costs were expensed as incurred until such time as economic reserves were quantified.  Subsequent to the adoption of EITF 04-2, acquisition costs are accounted for as tangible assets and capitalized and included as part of property, plant and equipment. Adoption of EITF 04-2 has been applied on a retroactive basis.

(ii)

Marketable securities are recorded at market value.  The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur.  For Canadian GAAP, gains and losses are only recognized in earnings when realized.

Under US GAAP, the change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP.

(iii)

Under US GAAP, future income taxes related to flow-through shares for renunciation of qualified resource expenditures are included in the future tax provision. Under Canadian GAAP, these costs are treated as a cost of issuing those securities.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP

	2006	2005

Total Assets for Canadian GAAP	$1,971,465	$852,492
Adjustments increasing (decreasing) total assets
Unrealized gain (loss) on marketable securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	0	279,533
Write-off of mineral property under US GAAP	(293,520)	(246,339)

Total Assets for US GAAP	$1,677,945	$885,686

	2006	2005

Total Liabilities for Canadian GAAP	$95,684	$33,355
Adjustment increasing total liabilities	0	0

Total Liabilities for US GAAP	95,684

Total Equity for Canadian GAAP	1,875,781	819,137
Adjustment increasing (decreasing) total equity
Change in marketable securities	0	279,533
Change in mineral property	(293,520)	(246,339)

Total Equity for US GAAP	1,582,261	852,331

Total Liabilities and Equity for US GAAP	$1,677,945	$885,686

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

	2006	2005	2004

Net Income (Loss) for Canadian GAAP	$ 967,706	$ 180,718	$ (256,158)
Adjustments increasing (decreasing) total net income (loss)
Adopt fair value for stock-based compensation prospectively under US GAAP	0	0	0
Write-off of mineral property under US GAAP	(47,181)	(229,407)	(16,932)
Unrealized gain on marketable securities	0	265,701	9,990
Reversal of losses (gains) reported in prior years’ US income and current year Canadian income	837,517	(33,147)	(285,311)
Future income tax recovery	(46,062)	(56,992)	0

Net Income (Loss) for US GAAP	$ 1,711,980	$ 126,873	$ (548,411)

	2006	2005	2004

Earnings (loss) per common share
Canadian GAAP - Basic	$ 0.05	$ (0.01)	$ (0.02)
US GAAP - Basic	$ 0.02	$ (0.00)	$ (0.04)
Canadian GAAP - Diluted	$ 0.05	$ 0.01	N/A
US GAAP - Diluted	$ 0.02	$ 0.00	N/A

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(c)

Reconciliation to US GAAP (Continued)

The calculation of 2003 weighted average number of common shares outstanding - diluted includes 64,046 pro-rated dilutive warrants and 3,647 pro-rated dilutive options, which are anti-dilutive for Canadian purposes.

	2006	2005	2004

Shareholders’ Equity
Total Capital Stock for Canadian GAAP	$ 22,769,784	$ 22,680,846	$ 22,662,838
Adjustment for stock-based compensation expenses	213,850	213,850	213,850
Adjustment for future income tax recovery	103,054	56,992	0

Total for US GAAP	23,086,688	22,951,688	22,876,688

Total Contributed Surplus for Canadian GAAP	213,850	213,850	213,850
Adjustment for stock-based compensation expenses	(213,850)	(213,850)	(213,850)

Total Contributed Surplus for US GAAP	0	0	0

Total Comprehensive Income for Canadian GAAP	0	0	0
Adjustment for comprehensive income	(1,117,050)	0	0

Total Comprehensive Income for US GAAP	(1,117,050)	0	0

Total Deficit for Canadian GAAP	(21,107,853)	(22,075,559)	(22,256,277)
Adjustment for US GAAP	720,476	(23,798)	30,047

Total Deficit for US GAAP	(20,387,377)	(22,099,357)	(22,226,230)

Total Shareholders’ Equity - US GAAP	$1,582,261	$ 852,331	$ 650,458

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

See notes to financial statements.

ZAB RESOURCES INC. (formerly Bronx Ventures Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004

(Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) AND PRACTICES (Continued)

(d)

Reconciliation of the statements of cash flows in accordance with Canadian GAAP and US GAAP for the years ended December 31:

	2006	2005	2004

Cash provided by (used in) operating activities
- Canadian GAAP	$(216,770)	$203,164	$(419,913)
Capitalized mineral expenditures	2,037	(229,407)	(16,932)

Cash used in operating activities - US GAAP	$(214,733)	$(26,243)	$(436,845)

Cash provided by (used in) investing activities
- Canadian GAAP	$(35,978)	$(390,760)	$433,728
Capitalized mineral expenditures	(2,037)	229,407	16,932

Cash used in investing activities - US GAAP	$(38,015)	$(161,353)	$450,660

15.

COMMITMENTS

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company that is owned by two directors.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2007 and is renewable.

16.

SUBSEQUENT EVENTS

(a)

On March 1, 2007, with respect to the Extra High Property Option Agreement, Colt made a cash payment of $68,770 to the Company representing the balance of Colt’s cash payment obligation under the Agreement.

(b)

On March 5, 2007, 300,000 flow-through share warrants were exercised by one director at $0.05 per share for total proceeds to the Company of $15,000.

See notes to financial statements.